Exhibit 21.1

Subsidiaries of SpringBig Holdings, Inc.

Legal Name	Jurisdiction of Incorporation
SpringBig, Inc.	Delaware, United States
Medici Canada, LLC	Delaware, United States
SpringBig Canada Inc.	Quebec, Canada
Beaches Development Group LTD	Ontario, Canada